UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ORD.:	N° 07371 11.07.2006

ANT.:	Press Article dated 07 of
July,2006,
printed in Diario Fnanciero
Newspaper.

SUB.:	D&S will sell fuel.

FROM:	SUPERINTENDENT OF SECURITIES AND INSURANCE

TO:	GENERAL MANAGER
DISTRIBUCIÓN Y SERVICIOS D&S S.A.

In reference to the aforementioned press article , copy of which is attached, which  would have been provided to the media by the Director of the Company, Mr. Nicolás Ibáñez, I hereby request that you inform about the factuality  about such information.

Furthermore, in the event such is a true fact, it is hereby requested to inform about through which means will such business take place -  either directly  through Petrolider or in association with an already existing distributor, and which store formats will it be implemented  at - Lider, Lider Vecino and/or Lider Express - and if such foray  in this new business will only be in Santiago or  would it also cover regions.

Your answer should be sent to this Superintendence and to the  stock exchange offices no later than the next working day after this official letter has been delivered, and the number and date of this document shall be mentioned in your response.

To conclude, we wish to remind you that revealing information to the  media by members of the Company’s Management  is regulated by the Memo Number 705 of this Superintendence.

Cordially yours,

(Signed)
HERNAN LOPEZ B¨HNER
SUPERINTENDENT OF SECURITIES
BY ORDER OF THE SUPERINTENDENT

Registration in the Registry of Securities Number 0593

Santiago, July, 13, 2006

Mr. Hernán López Bohner
Superintendent of Securities
Superintendency of  Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

REF.:	Ordinary Response Number 07371 Dated 11.07.06
Subject:	Press Articles about Feasible Sale of Fuel by D&S.

Dear Mr. Superintendent:

In reference to the aforementioned official letter (the “Official Letter”), I hereby inform you that in point of fact the Company is reviewing the possibility and convenience of selling fuel through the service stations that could be located in the parking lots of the supermarkets LIDER. The selling of fuel in related establishments nearby  the supermarkets is a customary practice in other countries. To this date, there is no project defined nor agreement or association entered into with any distributor, thus, there are no concrete antecedents   to inform to the market,  whether it be about marketing modes, investments, projections or impact on the results.

Cordially yours,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

cc.:	Bolsa de Valores de Santiago
Bolsa Electrónica de Chile
Bolsa de Comercio de Valparaíso
Risk Rating Comisión
New York Stock Exchange (USA)
Latibex-Madrid Stock Exchange (Spain)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: July 14, 2006